Exhibit 99.1

Gerdau Ameristeel Appoints Rick J. Mills to Board of Directors

Tampa, FL - July 18th, 2008 - Gerdau Ameristeel (TMX: GNA, NYSE: GNA), a leading mini-mill steel producer, today announced the appointment of Rick J. Mills, former Corporate Vice President of Cummins, Inc., to its Board of Directors. With more than 30 years of experience in global business development within the manufacturing industry, Mills’ broad experience in corporate finance, accounting and global management will provide strategic depth to Gerdau Ameristeel’s Board of Directors, which now consists of eleven members.

“As Gerdau Ameristeel continues to expand and consolidate the North American steel industry, Rick Mills’ extensive experience will provide valuable insight to the continued growth of our company,” said Mario Longhi, President and Chief Executive Officer, Gerdau Ameristeel.

Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and has served in various senior executive positions most recently as a Corporate Vice President for Cummins, Inc. from 1996 until his retirement in May of this year. He also serves on the Boards of Directors of Rohm and Haas Company and Flowserve, Inc.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50%-owned joint venture mini-mill), 19 scrap recycling facilities and 68 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing,  automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

Media Contact

Steven Hendricks
External Communications
813 319 4858
sthendricks@gerdauameristeel.com